Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

Bradley Berman

Counsel

T: +1 212 506 2321

BBerman@mayerbrown.com

May 7, 2020

Via EDGAR and Email

Edward P. Bartz
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	m+ funds Trust, Series 1-8 Amendment No. 1 to Registration Statement on Form S-6 Filed May 7, 2020 File Nos.: 333-235759 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on May 7, 2020 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the m+ Buffered Fund, m+ funds Trust, Series 1-8 (the “Trust”), a series of the m+ funds Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover Page

In the fifth bullet point, clarify that, for investors who purchase units at a price above the Inception Value, the maximum total return per unit will be less than the Capped Return, rather than the price increase in the Reference Asset.

We have revised the disclosure in the fifth bullet point on the cover page of the prospectus.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Edward P. Bartz

May 7, 2020

Summary of Defined Terms (Page 6)

Add a definition of “Capped Return”.

We have added a definition of “Capped Return” to the summary of defined terms..

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Steve Houston
Rep Poppell
Anna T. Pinedo
Zhaochen Dai